Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Qell Acquisition Corp and Lilium announce filing of F-4 Registration Statement

Munich & San Francisco, May 6, 2021 - Qell Acquisition Corp. (“Qell”), a publicly traded special purpose acquisition company (Nasdaq: QELL), announced today that on May 5, 2021, Lilium B.V., a newly created holding company (“Holdco”), filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus, in connection with the previously announced business combination with Lilium GmbH (“Lilium”), a company developing electric vertical takeoff and landing (“eVTOL”) jets.

Prior to the consummation of the business combination, Holdco will be converted into a Dutch public limited liability company (naamloze vennootschap) and will change its name to Lilium N.V. and Lilium will become a wholly-owned subsidiary thereof. Following the business combination, Barry Engle is expected to join the Board of Holdco, along with certain current Board members of Lilium, including former Airbus CEO Dr. Thomas Enders. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Qell, Lilium, and Holdco and the proposed business combination.

Completion of the business combination is subject to approval by Qell’s stockholders, the Registration Statement being declared effective by the SEC, and the satisfaction or waiver of other customary closing conditions identified in the business combination agreement.

About Lilium

Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the 7-Seater Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working with aerospace, technology and infrastructure leaders, commercial operations are planned to launch in 2024. Lilium’s 600+-strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com

About Qell

Formed in San Francisco in August 2020, Qell Acquisition Corp. (Nasdaq: QELL) is a publicly-traded special purpose acquisition company created to invest in a high-growth business in the next-generation mobility, transportation or sustainable industrial technology markets. The management team, led by Barry Engle and Sam Gabbita, has deep experience and networks across both incumbents and emerging technology companies in their target sectors.

Important Information About the Proposed Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the Registration Statement filed with the SEC by Lilium B.V., which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Qell as of a record date to be established for voting on the proposed business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the registration statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which has includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, and the anticipated timing of the commercialization and launch of the Lilium Group’s business. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (v) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vi) the Lilium Group’s inability to secure or protect its intellectual property; (vii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (viii) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information for Investors

investors@lilium.com

Contact Information for Media

Meredith Bell, Lilium

press@lilium.com

Emma Walsh, Milltown Partners (for Lilium)
+44 7827 289120
ewalsh@milltownpartners.com

Colleen Robar, Robar PR (for Qell)

+1 313 207-5960

crobar@robarpr.com